SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 14D-9

Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934

(AMENDMENT NO. 1)


AMERICAN STORAGE PROPERTIES, L.P.
(Name of Subject Company)


AMERICAN STORAGE PROPERTIES, L.P.
(Name of Person Filing Statement)


Units of Limited Partnership Interests
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)



Andre Anderson
AMERICAN STORAGE PROPERTIES, L.P.
3 World Financial Center, 29th Floor
New York, New York  10285
(212) 526-3237

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) filing Statement)

Copy to:

Patrick J. Foye, Esq.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM
919 Third Avenue
New York, New York  10022
(212) 735-2274



        This Amendment No. 1 amends and supplements the following Item of the Solicitation/Recommendation Statement on Schedule 14D-9 of American Storage Properties, L.P., a Virginia limited partnership (the "Partnership"), filed with the Securities and Exchange Commission on March 14, 1996, relating to the unsolicited tender offer commenced by Public Storage, Inc. to purchase up to 12,533 (representing approximately 25% of the outstanding) units of limited partnership interests of the Partnership.

Item 4.	The Solicitation or Recommendation

        The Partnership's estimate of net asset value assumes a hypothetical sale on November 30, 1995 of all of the Partnership's properties at a price equal to their appraisal values determined by Bach Thoreen McDermott Incorporated, an independent appraisal firm.

	SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March  29, 1996

				AMERICAN STORAGE PROPERTIES, L.P.


                                By: Storage Services, Inc., general partner



                                By:   /s/       Paul L. Abbott
                                                Paul L. Abbott
                                                President


                                By: Goodman Segar Hogan/American Storage
                                               Properties Associates, L.P.,
                                               general partner

                                By: American Storage Properties, Inc.

                                By:   /s/       Mark P. Mikuta
                                                Mark P. Mikuta
                                                President